Exhibit 99

Dividend Reinvestment Plan
Shareholder Authorization Form

Peapack-Gladstone Financial Corporation
c/o Registrar and Transfer Company
Dividend Reinvestment Plans
PO Box 664, Cranford, New Jersey 07016
(800) 368-5948

This is not a proxy.  This card is only for authorization of dividend reinvestment.

I hereby elect to participate in the Peapack-Gladstone Financial Corporation (the “Company”) Dividend Reinvestment Plan (the “Plan”) and appoint Registrar and Transfer Company (“R&T”) as my agent, subject to the terms and conditions of the Plan to the extent set forth below.

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Full Dividend Reinvestment – I want all cash dividends payable on all shares of Common Stock of the Company currently registered in my name to be applied towards the purchase of shares of Common Stock of the Company and credited to my Account under the terms of the Plan.

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Partial Dividend Reinvestment – I want cash dividends payable on _______ shares of Common Stock of the Company currently registered in my name, which represents less than all shares registered in my name, to be applied towards the purchase of shares of Common Stock of the Company and credited to my Account under the terms of the Plan.

This authorization and appointment is given with the understanding that I may terminate it at any time by notifying R&T in writing as set forth in the Plan.

Stockholder	Date
X
Stockholder	Date
X
All persons must sign exactly as their names appear on their account.

Please complete the information below only if it has changed.
Name 1	Name 2
Street Address
City/State/Zip Code
Home Telephone Number	Business Telephone Number

This Authorization Form, when fully signed, should be mailed to Registrar and Transfer Company, Dividend Reinvestment Department, PO Box 664, Cranford, NJ 07016.  An addressed envelope is provided for your convenience.